Filed by Terex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Terex Corporation
Commission File No.: 001-10702
Date: January 8, 2016

Konnect Kick-off Reaps Good Vibes and Planning Progress

London was the gathering place for the first official “kick off” meeting of the “CPS” – Industrial Cranes & Components, Port Solutions, and Services business integration planning workstreams.

Building on the initial meeting of the Executive Committee (EC) and the Integration Management Office (IMO) in November, a broader planning group met from December 16-18 to begin the more detailed process of establishing workstream guidelines and priorities and setting up calendars and logistics for the many expected workstream follow-up meetings.

A spirit of mutual enthusiasm and optimism permeated the meeting sessions, attended by close to 70 representatives from both companies and our consulting partner, Boston Consulting Group (BCG). Participants got acquainted and discussed their mutual areas of specialty, while adhering to necessary legal restrictions, which were fully outlined at the meeting. This is critical, as Konecranes and Terex remain separate and competing organizations until the merger is final.

IMO leads Scott Hensel (Terex) and Mikko Uhari (Konecranes) set the stage – welcoming the participants, defining terms, providing planning process guidelines, answering questions and offering ongoing support. Representatives from BCG were also on hand to explain the framework that will be used throughout the planning process, and to help facilitate smaller group meetings. Integration planning team members from the Communications and Human Resources organizations of both companies rounded out the attendees.

Mikko Uhari and Scott Hensel share a moment.

Workstreams and Sponsors
In addition to the CPS workstream leads, designated “sponsors” were introduced at the meeting -- business owners who offer the workstreams advice and provide direction. These individuals include the following members:

	CPS Workstream Leads	CPS Sponsors
Industrial Cranes & Components	Andrew Clarke (Terex) Marko Tulokas (Konecranes)	Susanna Schneeberger (Terex) Ryan Flynn (Konecranes)
Port Solutions	Torsten Fischer (Terex) Mika Mahlberg (Konecranes)	Klaus Hoffmann (Terex) Ryan Flynn (Konecranes)
Service	Jörg Heber (Terex) Marko Äkräs (Konecranes)	Carolin Paulus (Terex) Fabio Fiorino (Konecranes)

EC Endorsement
Executive Committee members John Garrison, Panu Routila (Konecranes) and Steve Filipov also offered their perspectives to the attendees. “It is up to us to make this merger a success,” John said. “Everyone on this team now has the chance to provide input toward creating a successful new business.” Steve added “I can already see after one day of working together that there is a great team sprit here.” And Panu said, “This is a tremendous opportunity for our two great companies to become one.”

From left, Sponsors Klaus Hoffmann, Fabio Fiorino, Carolin Paulus, Ryan Flynn and Susanna Schneeberger.
What’s Next • Functional Workstreams to Meet: Much as the CPS workstreams have done, the cross-company “functional workstreams” – those areas on the right-hand side of the attached chart– will gather in London January 12-13 to begin the process of building out their visions for the future of their respective functions in the combined organization and determine the work that must be done to plan for the integration.

•
Culture Survey: In mid- to late-January, all leaders and managers of people from both Terex and Konecranes will be asked to complete a detailed online “Culture Survey.” While the questions will be the same for both groups, the answers will reflect the opinions and observations of each company, with respect to what they believe are the cultural norms of their organization today – and what they would like them to be in the new combined company. The results from the survey will be used as input for determining the target culture of the new organization and determining what actions need to be taken to enable that culture.

Look for continuing updates on the merger planning process leading up to the anticipated close of the transaction in mid-2016.
For a list of frequently asked questions and their answers regarding the pending merger, be sure to consult “Merger FAQs” on the home page of the intranet. You can also submit additional questions to the merger questions submission site.
Photos courtesy Luke Dixon, Corporate Photography Ltd.

Important Information For Investors And Stockholders
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed Business Combination, Terex and Konecranes will file relevant materials with the SEC, including a Konecranes registration statement on Form F-4 that will include a proxy statement of Terex that also constitutes a prospectus of Konecranes, and a definitive proxy statement/prospectus will be mailed to stockholders of Terex. INVESTORS AND SECURITY HOLDERS OF TEREX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Terex or Konecranes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Terex will be available free of charge on Terex's internet website at www.Terex.com.

Terex, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Terex is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 1, 2015.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This document contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this document and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words "may," "expects," "intends," "anticipates," "plans," "projects," "estimates" and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.

Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and Konecranes, include among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex' public filings with the SEC and Konecranes' annual and interim reports.  Each of Terex and Konecranes disclaim any obligation to update the forward-looking statements contained herein.

Integration Team Structure
Executive Committee (EC)
Integration Management Team (IMT)
Cranes/Ports/Services (CPS)
Industrial Cranes & Components
Port Solutions
Port Equipment
Lift Trucks
Service
Corporate Support Functions
Procurement
Manufacturing
Branding & Market Communications
Finance
IT
HR
Health, Safety & Environmental
Legal